UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hydro Wind Energy, Inc.

Legal status of Issuer:

　　Form:

　　Corporation

　　Jurisdiction of Incorporation/Organization:

　　Delaware

　　Date of Organization:

　　July 14, 2020

Physical Address of Issuer:

355 Bryant Street, Office 403, San Francisco, CA 94107, United States

Website of Issuer:

https://hw.energy/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Class B Common Stock via Security Tokens

Target Number of Securities to be Offered:

4,181

Price (or Method for Determining Price):

$11.5966

Target Offering Amount:

$49,990.54

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$4,999,999.03

Deadline to reach the Target Offering Amount:

April 30, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)*
Total Assets	$706,522	$1,054,547
Cash & Cash Equivalents	$124,753	$333,300
Accounts Receivable	$0	$0
Current Liabilities	$8,527	$1,369,256
Long-Term Liabilities	$255,330	$34,555
Revenues/Sales	$403,336	$184,463
Cost of Goods Sold**	$166,131	$67,189
Taxes Paid	$0	$0
Net Income/(Loss)	$(1,123,486)	$(349,346)

*Financial results reflect the consolidation of the Company and its then majority-owned subsidiary, Hydro Wind Energy Ltd. through March 31, 2022. Hydro Wind Energy Ltd. became 100% owned by the Company as of April 1, 2022.

**Cost of Revenues

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Hydro Wind Energy, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

THE OFFERING AND THE SECURITIES 1

    The Offering 1

    The Deal Page...1

    The Securities 2

COMMISSION AND FEES...4

    Other Compensation 4

RISK FACTORS 4

    Risks Related to the Issuer's Business and Industry...4

    Risks Related to the Offering 8

    Risks Related to the Tokens 10

    Risks Related to the Securities..11

BUSINESS 13

    Description of the Business 13

    Business Plan..13

    The Issuer's Products and/or Services 13

    Competition 13

    Customer Base 14

    Intellectual Property 14

    Governmental/Regulatory Approval and Compliance..15

    Litigation 15

USE OF PROCEEDS 16

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 17

    Biographical Information..18

    Indemnification...18

CAPITALIZATION, DEBT AND OWNERSHIP 19

    Capitalization..19

    Outstanding Debt..22

    Ownership..22

FINANCIAL INFORMATION..23

    Cash and Cash Equivalents...23

    Liquidity and Capital Resources..23

    Capital Expenditures and Other Obligations 23

    Valuation 23

    Material Changes and Other Information 23

    Previous Offerings of Securities 24

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 25

TAX MATTERS 26

LEGAL MATTERS 26

ADDITIONAL INFORMATION..27

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you"**. The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $49,990.54 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.03 (the "**Maximum Offering Amount**") of Class B Common Stock via Security Tokens (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/ hydro-wind-energy-3 (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Tokenization

The Issuer intends to tokenize the Securities after the closing of the Offering. The Issuer will announce the tokenization information on the campaign page. The Intermediary is not responsible for the creation, disbursement, or management of the tokens related to this Offering.

The details and features of the tokenization are as follows:

The Issuer will issue an ERC20 compatible security token (the "HWE STO") on Avalanche, a leading Layer-1 blockchain network. The HWE STO is a digital asset with on-chain digital security, and thus will record all transactions on the distributed ledger. The blockchain used is Avalanche. Avalanche offers industry-leading scalability, speed, and flexibility. Its consensus mechanism facilitates rapid transactions with minimal environmental impact. It is currently the 11th largest chain in the world with over $8B in market cap. The HWE STO token is governed by the following controls and functionalities:

- **Dividend Mechanism**: The Issuer has the capability to distribute dividends to a HWE STO token holders' wallet;
- **Compliance and Control Measures**:
    - <u>Token confiscation</u>: The Issuer may, and reserves the right to, confiscate the HWO STE if token holders do not comply with the terms of the Subscription Agreement, including without limitation transfer restrictions, or in the event of a malicious or fraudulent transfer; and
    - <u>Investor Whitelisting</u>: The transfer and acquisition of HWE STO tokens are subject to a whitelisting process, ensuring compliance with the Subscription Agreement as well as applicable securities law.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Dissolution

If there is a **Dissolution Event** (as defined below), subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Voting and Control

The Securities **do not** have voting rights unless otherwise provided for by the Issuer or by law.

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

<center>**COMMISSION AND FEES**</center>

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions.

<center>4</center>

Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in foreign, federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the foreign, federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, foreign, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable foreign, federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the foreign, federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of foreign, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business may depend on the continued availability of rebates, tax credits and other financial incentives.

Our products and services relating to producing electricity and desalinization technologies will be sold to businesses. In many of the countries where these products and services will be sold, financial incentives to purchase such products and services may be offered to businesses by such governments, including rebates and tax credits. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Tokens

Any ledger that may be established in connection with the Token issuance may have weaknesses and vulnerabilities that raise investor and consumer protection risks.

The digital tokens ("**Tokens**"), if issued, will embody the rights, preferences, privileges, and restrictions (including transfer restrictions), and will be subject to the same terms and conditions, of the Securities. Like current post-trade settlement processes in the capital markets, when a Token is issued and associated with the recipient's public address and private key, an update to the ledger is required to record the transfer of the shares using third party software platform technology. While the Issuer believes there may be potential benefits to the use of distributed ledger technologies and any Tokens, there are potential disadvantages as well. There are potential operational risks associated with all technology systems including insufficient backup, failure mechanisms or critical system safeguards. There are other potential general, operational and technical risks such as unintended software vulnerabilities, coding errors, bandwidth issues, complexity and unintended effects on internet service, computers, servers or user interfaces associated with the Issuer and the blockchain network, as well as with respect to the operation of their related technologies by service providers. We may rely on third parties to properly provide services with respect to the blockchain network and to facilitate any transfers thereunder. Any such failure by those parties to properly provide such services could subject the Issuer to potential violations.

Loss of private key(s), custodial error or investor error may cause the loss of the Tokens.

A private key, or a combination of private keys, is necessary to control and dispose of any Tokens stored in your digital wallet. The wallet location of any Token does not constitute or confer actual, rightful ownership of the security underlying the Token, which is independently recorded by the Issuer. Any loss of the private key of a wallet would render inaccessible that wallet and Tokens stored therein. This would constitute a loss of the Tokens. If this were to occur, the Issuer may have to issue replacement shares represented by the Token according to its official book entry record to the new, verified replacement wallet address.

There are risks to Token holders if a prior transfer was not properly recorded.

While the Issuer can investigate the matter and may have the capability to isolate any lost Tokens, revoke such Tokens, authenticate a new replacement wallet, and reassign/reallocate the applicable Token to a new wallet, this may not be feasible if a Token holder's account information and record is not kept current with the Issuer or the Issuer's designee. In connection with any issue of replacement Tokens, the Issuer will need to ensure that the link between the Tokens and the corresponding book entry form of Securities to ensure that the lost or canceled Tokens do not remain active. However, if the outstanding lost or cancelled Tokens are not deactivated,, the Tokenholder may encounter issues receiving the benefits of owning the Tokens such as, for example, receipt of dividends until the book entry position has been verified and the outstanding Tokens have been deactivated.

Incorrect or fraudulent digital assets transactions may be irreversible.

Holders of Tokens may have to possess both the unique public and private keys to their digital wallets to gain access to digital assets (including the Tokens) and the loss of a private key required may be irreversible. Therefore, if any holder of a Token loses, or if a malicious actor successfully denies such holder access to such holder's private keys, such holder may be permanently denied access to the Tokens held in the wallet corresponding to the lost, stolen or blocked keys. Holders should take and continue to take reasonable steps to secure their private keys. If a holder were to lose access to the holder's private keys or otherwise experience data loss relating to the holder's digital wallets, the holder could effectively lose access to the Token. If this were to occur, the Issuer may have to issue replacement shares represented by the Token according to its official book entry record to the new, verified replacement wallet address.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the issue date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Securities will be equity interests in our company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims of the Issuer with respect to assets available to satisfy claims on the Issuer, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities, which are the most junior securities of the Issuer.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Issuer. If there is a liquidation event, or change of control for the Issuer, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Issuer to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Issuer.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Issuer. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer or pursuant to Delaware law.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Issuer's capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Hydro Wind Energy, Inc. is developing a disruptive technology to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage and seawater desalination. This technology utilizes wind offshore using vertical axis wind rotors and offshore-based kite systems. The Issuer has also developed and started to commercialize the world's only low-cost handheld seawater desalination device for humanitarian purposes and the marine and sailing sector.

The Issuer was incorporated in Delaware as a corporation on July 14, 2020 and is headquartered in California. The Issuer sells its products and services through the internet throughout the United States and internationally.

Effective as of April 1, 2022, the Issuer owns a 100% ownership interest in Hydro Wind Energy Ltd., a company registered in England and Wales. Hydro Wind Energy Ltd. was incorporated on February 8, 2018. Prior to April 1, 2022, the Issuer owned a 61.99% ownership interest in this entity. Our financial statements include the financial results of Hydro Wind Energy Ltd., which have generated all of the revenues for the Issuer to date.

Business Plan

The Issuer plans to grow its business by increasing new product sales and marketing, investing in research and development and through hiring. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
OceanHydro Wind/Omni	Power generation technology that harnesses wind offshore, stores the energy subsea and releases it on demand as electrical energy.	Governments and business to business (B2B)
SubSea RO Wind/Omni	Seawater desalination technology that utilizes subsea pressure to drive a reverse osmosis process and wind for mechanical lift.	Governments and B2B
QuenchSea	Low-cost portable, handheld device that instantly turns seawater into fresh water	Governments, B2B and business to consumer (B2C)

Competition

The markets in which our products are sold are highly competitive. Some of the top competitors in our industry include Vestas, GE Energy and Goldwind.

Our OceanHydro Wind product competes against other power generation and energy storage companies. Examples of competitors includes wind turbine companies, offshore floating wind farms, and companies offering evolving marine and kite technologies.

Our SubSea RO Wind product competes against other desalination technologies, including those offering membrane (RO) and thermal desalination.

Our QuenchSea product is creating a new product category for portable manually powered seawater desalination devices.

Customer Base

The Issuer's business model consists of targeting B2B customers for power generation and water. The seawater handheld desalination device (QuenchSea) has both a B2B and B2C target market. Our products and services are sold across countries as well as direct-to-consumers online. Core target markets for QuenchSea are Humanitarian, Disaster Relief and Portable Water Purification.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property*

Application or Registration #	Title	Description	File Date	Grant Date	Country
GB2550692	"Subsea Energy Generation Assembly Utilising Wind Energy"	Patent	May 19, 2017	September 10, 2019	Great Britain
GB2571691	"A System and a Method for Desalination of Water of a Water Body, using Wind Energy and Subsea Pressure"	Patent	July 3, 2019	August 3, 2021	Great Britain
GB2575336	"An Energy Generation System using Wave Energy, Buoyancy of Air and Potential Energy Stored in Water under Subsea Hydrostatic Pressure"	Patent	February 14, 2019	September 21, 2021	Great Britain
GB2108707.7	"Power Generation and Wind and Gravity-based Storage"	Patent	June 18, 2021	Pending	Great Britain

| UK00003559038 | "Quench Sea" | Trademark-Figurative | November 23, 2020 | April 2, 2021 | Great Britain |

*All intellectual property has been assigned to the Issuer. The Issuer is in the process of updating ownership records with the various patent and trademark offices.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of foreign and U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	6%	$299,998
Operations and Infrastructure (1)	56%	$27,991	65%	$3,250,011
Technology & Product Development (2)	20%	$10,000	20%	$999,994
Sales and Marketing	0%	$0	5%	$249,998
Inventory	0%	$0	4%	$199,998
Total	**100%**	**$49,991+**	**100%**	**$4,999,999+**

+These figures are rounded to the nearest whole dollar

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used to build out the Issuer's infrastructure. We expect to hire additional personnel across all areas of our business and build out our infrastructure and operations.

(2) We will continue to invest heavily in research and product development. We intend to build and test a sub-scale system of our power generation and seawater desalination technologies. We will also use a portion of the proceeds to help scale our portable seawater desalination device.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lee King	CEO, Co-Founder and Director	CEO and Co-Founder of Hydro Wind Energy, Inc., 2020 - Present Responsible for strategy and general CEO responsibilities CEO and Founder of Hydro Wind Energy Ltd., 2018 - Present Responsible for strategy and general CEO responsibilities	University of Aberdeen, M.A. and MSc, International Business, 2004
Abdulla Ghaly	IT Systems Integrator, IT Director and Co-Founder	IT Systems Integrator, IT Director and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for IT, AI and systems integration IT Systems Integrator, IT Director and Co-Founder of Hydro Wind Energy Ltd., 2018 - Present Responsible for IT, AI and systems integration	UCL, MSc, Electrical and Telecommunications Engineering, 2005; Queens Mary University, Electrical and Telecommunications Engineering, 2004
Hayk Vasilyan	Chief Technology Officer and Co-Founder	Chief Technology Officer and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for technology development Chief Technology Officer and Co-Founder of Hydro Wind Energy Ltd., 2019 - Present Responsible for technology development	University of Southampton, Rolls-Royce Technology Centre, PhD., Computational Engineering and Design, 2018; University of Turin, Italy, MSc, Mechanical Engineering, 2015; University of Turin, Italy, BSc, Mechanical Engineering, 2015

Biographical Information

<u>Lee King</u>: Lee is the concept architect, CEO and Founder of the Issuer and of Hydro Wind Energy Ltd. He is a graduate of the University of Aberdeen holding an MA and MSc in International Business. Lee has over 10 years of experience in business management, business development, investment funds, project finance, investment and technology strategies, as well as with projects focusing on water desalination, water security and energy.

<u>Abdulla Ghaly</u>: Abdulla is the IT Systems Integrator, IT Director and Co-Founder of the Issuer and of Hydro Wind Energy Ltd. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years of experience as a Telecoms Engineer and IT systems integrator for one of the largest utility companies in the UK.

<u>Hayk Vasilyan</u>: Hayk is the Chief Technology Officer and Co-Founder of the Issuer and of Hydro Wind Energy Ltd. He is a renowned researcher in manufacturing technologies and materials. Hayk holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. He has a wide range of experience in product design, systems integration, manufacturing technologies, robotics, materials science and renewable energy.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

On or after the date of this Form C, in connection with this Offering, the Issuer will file an Amended and Restated Certificate of Incorporation whereby (i) the total number of shares of capital stock will be increased and (ii) a new class of stock, Class B Common Stock, which do not have voting rights, will be created. After the filing of the Amended and Restated Certificate of Incorporation, the Issuer's authorized capital stock will be 13,367,975 shares, consisting of (a) 12,949,796 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and (b) 418,179 shares of Class B common stock, par value $0.00001 per share (the "**Class B Common Stock**"). Additionally, the Issuer has established the 2020 Stock Incentive Plan for which 1,900,000 shares of Common Stock are authorized for issuance thereunder. As of the date of this Form C, 11,390,796 shares of Common Stock, including 100,000 restricted shares issued under the 2020 Stock Incentive Plan, are issued and outstanding and no shares of Class B Common Stock have been issued. Additionally, the Issuer has 229,000 options to purchase Common Stock issued and outstanding and an additional 1,571,000 shares available for issuance under the 2020 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	11,390,796*
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	96.97%

*Includes 100,000 restricted shares issued pursuant to the Issuer's 2020 Incentive Plan.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	229,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.95%

Type	Crowd SAFE (Simple Agreements for Future Equity)
Principal Amount Outstanding	$529,590
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $70,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.75%

Type	SAFE (Simple Agreements for Future Equity)
Principal Amount Outstanding	$125,855
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $70,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.18%

Type	Crowd SAFE (Simple Agreements for Future Equity)
Principal Amount Outstanding	$191,423
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $120,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.16%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	UK COVID Relief Loan*
Amount Outstanding	$24,778
Interest Rate and Amortization Schedule	2.5% per annum. For the period beginning on the date of issuance of the note, and ending twelve (12) months thereafter, no interest is payable.
Description of Collateral	Unsecured
Other Material Terms	Loan issued as part of COVID-19 Relief and is guaranteed by the Secretary of State for Business, Energy, and Industrial Strategy, United Kingdom. Repayments due after twelve (12) months from the loan date (May 6, 2020) and principal and interest must be paid off before 72 months from the loan date.
Maturity Date	May 6, 2026

* Obtained in Great Britain by Hydro Wind Energy Ltd. and remains an obligation of such entity.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lee King	4,000,000 shares of Common Stock	35.12%
Abdulla Ghaly	4,000,000 shares of Common Stock	35.12%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 29, 2024, the Issuer had an aggregate of approximately $112,000 in cash and cash equivalents, leaving the Issuer, when combined with available financing, with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In April 2022, the Issuer completed an offering pursuant to Regulation CF and raised $529,590. The Issuer subsequently conducted another Regulation CF offering in September 2022 and raised $148,399. Additionally, in January 2023, the Issuer raised $191,423 in a Regulation CF offering.

In addition to, or in lieu of, the Offering, the Issuer may concurrently undertake to raise up to an additional $5,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	8,200,000	N/A	October 6, 2020; December 22, 2020; March 4, 2022 (1); April 1, 2022(1); March 31, 2023**	Section 4(a)(2)
Convertible Note*	$100,000	1	Research & Development and General Working Capital	May 17, 2020	Issued in Great Britain
Convertible Note**	$100,000	1	Research & Development and General Working Capital	December 21, 2019	Issued in Great Britain
Share Option Agreement***	£15,199	1	Research & Development and General Working Capital	December 21, 2019	Issued in Great Britain
Advanced Subscription Agreement Seedrs****	$932,287	1	Research & Development and General Working Capital	February 26, 2021	Issued in Great Britain
Crowd SAFE (Simple Agreement for Future Equity)	$529,590	881	Research & Development and General Working Capital	April 30, 2022	Reg. CF
SAFE (Simple Agreement for Future Equity)	$125,859	1	Research & Development and General Working Capital	July 23, 2022	Issued in Great Britain
Common Stock	$148,399	14,997	Research & Development and General Working Capital	September 23, 2022	Reg CF
Option to Purchase Common Stock	$0	241,000	N/A	October 6, 2020; January 7, 2021	Rule 701

Crowd SAFE (Simple Agreement for Future Equity)	$191,423	559	Research & Development and General Working Capital	January 25, 2023	Reg. CF
Common Stock-Seedrs	$577,889	61,508	Research & Development and General Working Capital	April 18, 2023	Issued in Great Britain

(1) Reflects the transfer and re-allocation of 4,000,000 shares amongst shareholders which occurred in two stages on March 4, 2022 and April 1, 2022, respectively. 25% of the Ordinary Shares in Hydro Wind Energy Ltd were cancelled in connection with this re-allocation.

*Issued in Great Britain by Hydro Wind Energy Ltd. The parties transferred this obligation to the Company in 2022 and in April 2023 it was converted into 130,575 shares of Common Stock of the Company.

** Issued in Great Britain by Hydro Wind Energy Ltd. This obligation was transferred to the Company as of October 24, 2022. On March 31, 2023, this Convertible Note was converted into 443,051 shares of Common Stock of the Company.

*** Issued in Great Britain by Hydro Wind Energy Ltd. This obligation was transferred to the Company as of October 28, 2022. On March 31, 2023, this Option was converted into 773,297 shares of Common Stock of the Company.

****These securities were converted into 1,526,368 Ordinary Shares of Hydro Wind Energy Ltd. on April 1, 2022, representing a 13.24% ownership in that entity. The Company subsequently conducted a share-for-share exchange on June 1, 2022 to acquire these Ordinary Shares in return for 1,526,368 shares of Common Stock of the Company.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(i)   In 2022, Abdulla Ghaly, the IT Systems Integrator, IT Director and Co-Founder of the Issuer, repaid a prior loan received from the Issuer in the amount of $33,817. Additionally, he received a stipend of $20,400 in 2022.

(ii)   In 2022, Lee King, the CEO and Founder of the Issuer, received a stipend of $100,881 in 2022.

(iii)   In 2022, the Issuer reimbursed a shareholder for expenses incurred on behalf of the Issuer in the amount of $118,359.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://hw.energy/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Hydro Wind Energy, Inc.
(Issuer)

By:/s/Lee King
(Signature)

Lee King
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lee King
(Signature)

Lee King
(Name)

Director
(Title)

March 14, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

HYDRO WIND ENERGY INC.
&
WHOLLY OWNED SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

With Independent Auditor's Report

CONTENT	PAGE

Independent Auditor's Report   **3**

Financial Statements
Balance Sheet   5
Statement of Income & Equity   6
Statement of Cashflows   7

Notes to Financial Statements   **8-12**



INDEPENDENT AUDITOR'S REPORT

To the shareholders of,
Hydro Wind Energy Inc.

Report on the Financial Statements

We have audited the accompanying consolidated balance sheet and the related consolidated statements of Income and Shareholder's equity, statement of cash flow as of December 31, 2022, with the related notes to the financial statements.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements.

To design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our Opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hydro Wind Energy Inc. as of December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We did not audit the financial statements and other financial information, in respect of wholly owned subsidiary Hydro Wind Energy Ltd. The aforesaid subsidiary figures were consolidated solely on the reports provided to us by the management and our opinion on the consolidated financial statement is unmodified.

FM Financial Services, LLC -C11592
Sugar Land, Texas
January 4, 2024

CONSOLIDATED FINANCIAL STATEMENTS

HYDRO WIND ENERGY INC. & SUBSIDIARY
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2022

Assets

Current Assets

Cash & Cash Equivalents

$ 124,753

Other Current Assets

Deposits, Prepayments & Other receivables

$ 71,447

Total Current Assets	$	**196,200**

Non-Current Assets

Intengible Patents	$	4,133
Other Receivables	$	8,136
Goodwill on Consolidation	$	498,053
Total Non-Current Assets	$	**510,322**

Total Assets	$	**706,522**

Liabilities and Equity

Current Liabilities

Accounts Payable	$	1,944
Other Accrued Expenses	$	2,583
Provisions	$	4,000
Total Current Liabilities	$	**8,527**

Non-Current Liabilities

Convertible Notes	$	230,049
Other Non-Current Loans	$	25,281
Total Non-current liabilities	$	**255,330**

Total Liabilities	$	**263,857**

Equity

Common stock, Par value $.00001,

    Shares authorized, 11,550,000 shares

Shares issued and outstanding 9,741,365 shares	$	97
Additional paid-in capital	$	999,372
Capital Raised through SAFE (Due for Issue)	$	654,590
Issuance Cost	$	(133,502)
Retained earnings	$	(1,077,892)
Total Equity	$	**442,665**

Total Liabilities and Equity	$	706,522

Related notes are the integral part of this report.

HYDRO WIND ENERGY INC. & SUBSIDIARY
STATEMENT OF CONSOLIDATED INCOME AND EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue(Net)		
Revenue from Products sold	$	403,336
Total Revenue(Net)	$	**403,336**
Cost of Revenue		
Products	$	166,131
Total Cost of Revenue	$	**166,131**
Gross Profit	$	**237,205**
Operating Expenses		
Advertising & Marketing	$	158,031
General and Administrative Expenses	$	567,781
Product Development and Stipend charges	$	605,674
Interest Expense	$	41,212
Travelling expenses	$	2,010
Audit fees	$	4,000
Legal Services	$	3,500
Texas & Licenses	$	450
Forex gains/Losses	$	13,838
Bank Revaluations	$	18,406
Total Operating Expenses	$	**1,414,902**
Net Operating Income before Other Comprehensive income	$	**(1,177,697)**
Other Comprehensive Income		
Foreign Currency Translation	$	54,212
Net Losss after Other Comprehensive Income(Loss)	$	(1,123,485)
Shareholders Equity		
Equity at the Beginning of the year	$	(452,459)
Equity at the End of the year	$	**(1,575,944)**

Related notes are the integral part of this report.

HYDRO WIND ENERGY INC. & SUBSIDIARY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES

Net Income	(1,123,486)
Non-cash expenses	605,674
Adjustments to reconcile Net Income to Net Cash provided by operations:	
(Increase) Accounts Receivable	(18,137)
Decrease Prepaid Expenses and Others	39,320
(Increase) in VAT Receivable	(617)
Decrease Deposits	845
(Decrease) Accounts Payable	(328,040)
(Decrease) in Provisions	24,196
Increase in Accrued Expenses	1,957
Change in Convertible Notes	(204,909)
Total Adjustments to reconcile Net Income to Net Cash provided by operations	**(485,384)**
Net cash used by operating activities	**(1,003,196)**

INVESTING ACTIVITIES

Property & Equipment written off	117,691
Purchase of Property & Equipment	(624)
Net cash used by investing activities	**117,067**

FINANCING ACTIVITIES

Capital raised through Republic Platform	769,557
Capital raised through Convertible Notes	247,429
Increase in Additional paid in capital	17,380
(Increase) in Issuance Cost	(50,074)
Repayment of Loan under Bounce Back Loan Scheme	(10,811)
Repayment of Advance from Directors	33,817
Loan from Shopify Capital (UK)	(28,769)
(Increase) in Issuance Cost	(67,436)
Conversion of Advance for share capital	(1,067,205)
Additional paid-in capital	833,653
Net cash provided by financing activities	**677,542**

Net Increase in Cash	**(208,588)**
CASH, beginning of year	333,340
Cash at end of period	**124,753**

Related notes are the integral part of this report.

Hydro Wind Energy Inc.
Notes to the Financial Statements

Note 1- General

Organization and Purpose

Hydro Wind Energy Inc, ("the Company"), a Delaware Corporation was incorporated on July 14, 2020. The Company is the holding company of Hydro Wind Entergy Ltd. ("the Subsidiary"), a private company limited by shares registered with the Registrar of Companies in England and Wales on February 8, 2018.
The principal activities of the Company and subsidiary consist of engineering design activities for industrial processes and production.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hydro Wind Energy Inc. and its wholly owned subsidiary Hydro Wind Energy Ltd. for the year ended December 31, 2022. These Companies are consolidated in order to present management and informed creditors with more meaningful financial information. All material inter-company accounts and transactions have been eliminated upon consolidation.

Revenue Recognition

The Company recognizes product sales revenue when the title and risk of loss have transferred to the customers, when estimated provisions for product returns, rebates and other sales allowances are reasonably determinable, and when collectability is reasonably assured. Accruals for these provisions are presented as reductions to revenues.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which involves the application of accrual accounting. Revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual reported amounts may differ from those estimates.

Income Taxes

GAAP requires that the financial statements effect of an uncertain tax position be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. These requirements became effective for annual financial statements beginning after December 15, 2008 and the Company adopted them as of July 14, 2020.The Company has determined it has no uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.
The Company's prior one year income tax return is subject to federal, state and city income tax examinations by tax authorities.
Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of federal, state and local taxes currently due.
Provisions for deferred income taxes are not provided, as the timing differences between financial statements and income tax reporting are considered immaterial.

Accounts Receivable

Accounts receivable are stated at original invoice amount less an estimate made for doubtful accounts based on review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables, contract payment terms, and any relevant external economic or regulatory factors, and sets up allowance for doubtful accounts, when collection is uncertain. Customer accounts are written off when all attempts to collect are exhausted. Recoveries of accounts receivable previously written off are recorded as other income when received.

Fair Value Measurements

The Company's financial instruments consist of cash and cash equivalent, loan and advances receivable, accounts payable and loan payable. The recorded values of cash and cash equivalent, loan and advances receivable, accounts payable and loan payable approximate their fair values based on their short-term nature.

Convertible Notes

ASC 480, also known as FASB Accounting Standards Codification Topic 480, provides guidance on the accounting treatment of convertible securities, including convertible notes. The Company accounts for convertible based on an assessment of specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity ("ASC 480"). The assessment considers whether the convertible notes are financial instruments that obligate the issuer to issue a variable number of equity shares pursuant to ASC 480, and meet the definition of a liability under ASC 480. This assessment, which requires the use of professional judgment, is conducted at the time of convertible notes issuance and as of each subsequent reporting period while the convertible notes are outstanding.

Recently Issued Accounting Pronouncement

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The effective date and transition requirements for ASU 2014-09 and subsequent updates was initially deferred by one year by ASU No. 201514, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. In June 2020, the ASU was further deferred by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, whereby the effective date for all privately held companies that have not yet issued their financial statements or made their financial statements available to be issued has been delayed to annual periods, beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their Balance Sheets and making targeted changes to lessor accounting. In July 2022, the ASU was deferred by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, whereby the effective dates for all privately held companies that have not yet issued their financial statements or made their financial statements available to be issued has been delayed to annual periods, beginning after December 15, 2021, and interim reporting periods within annual reporting periods beginning after December 15, 2022.

Cash Flow Statement

On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. It is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The new standard requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for annual periods beginning after December 15, 2017 including interim periods within those fiscal years. Earlier adoption is permitted.

NOTE 2 – ACCOUNTS PAYABLE

As of December 31, 2022, accounts payable aged by due dates were as follows:

Particulars	2022
Current	1,944
31 - 60 days	-
61 - 90 days	-
91 days and over	-
Net Payable	1944

NOTE 3 - CONVERTIBLE NOTES & SAFE NOTES

The Convertible notes consist of the following:

Particulars	2022
M/s. Techstars Corporate Partner LLC, USA	100,000
Non Corporate Holders	100,000
	200,000
Accrued Interest on Convertible Notes	47,429
Balance as of 12.31.2022	247,429

In April 2022, the Company closed on a Regulation CF and raised $529,950 through the issuance of Crowd SAFEs to 881 investors. The Crowd SAFEs had a valuation cap of $70 million and offered a discount of 20%. These notes were outstanding. On balance sheet date.

The convertible note issued to Techstars of a principal value of $ 100,000 was issued in Great Britain by Hydro Wind Energy Ltd (UK). These notes are unsecured and carry interest @ 5% per annum. On April 01, 2023, these convertible notes have been converted into 443,051 shares of Common Stock of the Company.

The convertible note was issued to a non-corporate holder of a principal value of $ 100,000 in Great Britain by Hydro Wind Energy Ltd. These notes are unsecured and carry interest @ 5% per annum. On April 01, 2023 it has been converted into 130,575 shares of Common Stock of the Company.

On December 02, 2019, the wholly-owned subsidiary, Hydro wind Energy Ltd (UK), entered into an convertible equity agreement with Techstars Corporate partners for a consideration of $20,000 as an advance token. The Company, as of immediately prior to the earliest to occur of (i) a Qualified Financing, (ii) a Liquidity Event, or (iii) a Dissolution Event, agreed to automatically issue to Purchaser such number of Ordinary Shares that is on such date equal to 6% of the Fully Diluted Share Capital immediately upon the issue of such Ordinary Shares. On October 28, 2023 all rights and obligations under this agreement has been transferred to parent entity. On March 31, 2023, the rights to purchase of shares have been exercised by Techstars and 773, 297 shares have been issued.

The company officially acquired the convertible notes and their accrued interest from its wholly owned subsidiary, Hydro Wind Energy Ltd (UK), on December 31, 2022. The wholly owned subsidiary had previously recognized interest at a rate of 5% per annum, resulting in a cumulative amount of $28,301 by that date.

Upon initial recognition, the convertible notes were divided into two components: an Equity component totaling $17,380 and a Debt component amounting to $230,049, which included accrued interest of $47,429 up to the specified date. The determination of the effective interest rate was based on the Bank Prime lending rate of 8% per annum, as issued by the Federal Reserve on December 31, 2022.

At issuance, the company recorded the convertible notes at their fair value. This involves separating the debt and equity components. The debt component represents the fair value of a similar non-convertible debt instrument. This portion is accounted for as a liability on the balance sheet. Over time, the company recognizes interest expense on the debt component. The residual amount, after deducting the fair value of the debt component from the total proceeds of the convertible notes, represents the equity component. The equity component is recorded as a separate component in shareholders' equity. The debt component is accounted for using the effective interest method, reflecting the amortization of the discount over the term of the convertible notes. Changes in the fair value of the convertible notes' liability component are recognized in the income statement. The conversion option (equity component) is not re-measured after initial recognition. It is included in equity until conversion or maturity. Interest expense is recognized on the debt component over the term of the convertible notes. Upon conversion, the debt component is extinguished, and the equity component converts into common stock or another equity instrument. If the convertible notes mature without conversion, the remaining unamortized debt discount is recognized as interest expense at maturity.

NOTE 4 - BORROWINGS FROM BANK

The Borrowings from bank consist of the following as of December 31, 2023.

Year	2022
Opening Balance as of January 2021	36,092
Less- Repaid during the year	10,811
Closing balance for borrowing from bank	25,281

NOTE 5 - RELATED PARTY TRANSACTIONS

All the related party transactions entered during the financial year were in the ordinary course of business of the Company. The Company transacts with Mr. Abdulla Ghaly (Shareholder and director) and other personnel related to KMPs, to provide advances and receive services related to product development in exchange for a stipend payment.

Name of related parties	Nature of relationship	Nature of transaction	Amount (USD)
Mr. Abdulla Ghaly	IT Systems Integrator, IT Director and Co-Founder of the Company	Loan Repayment	33,817
Mr. Abdulla Ghaly	IT Systems Integrator, IT Director and Co-Founder of the Company	Stipend	20,400

Name of related parties	Nature of relationship	Nature of transaction	Amount (USD)
Mr. Lee King	CEO and Founder of the Company	Stipend	100,881
Sun Power-Gen FZCO	Stockholder	Expenses	118,359
Total			**273,457**

NOTE 6- FOREIGN CURRENCY TRANSLATION

The functional currency of the foreign subsidiary, Hydro Wind Energy Ltd. is Great Britain Pound. Assets, Liabilities, Revenues, and Expenses of these foreign subsidiaries are translated at the exchange rate effective on the balance sheet date. Translation gain or loss is reported as a component of accumulated other comprehensive income (loss).

NOTE 7- OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) consists of foreign currency translation. For the years ended December 31, 2022, deferred income taxes related to other comprehensive income (loss) have not been reflected on the consolidated financial statements as they are insignificant.

NOTE 8- STOCK OPTION PLAN

The Company adopted a stock incentive plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees and consultants, and to promote the success of the Company's business. Options granted under the plan may be incentive stock options or non-statutory stock options, as determined by the administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. The plan authorizes the Company's Board of Directors ("the Board") to award eligible participants the right to purchase stocks in the Company's Parent at a specified threshold (purchase) price established by the Board from time to time. As of December 31, 2022, stock incentive plan awards for the option to purchase 229,000 Common stocks are outstanding. The Company has elected not to measure nor record within the Company's financial statements stock-based compensation associated with the value of the Performance Award options.

NOTE 9- LITIGATION

Subsequent to the year ended December 31, 2022, The Companies are involved in legal claims arising in the normal course of business. In the opinion of management, such matters will not have a material effect upon the financial position of The Companies.

Note 10- BUSINESS COMBINATION

On April 01, 2022, The Company acquired 100% of the ordinary shares of HYDRO WIND ENERGY LTD from Mr. Abdulla Ghaly and M/s Seedrs Nominees Limited (The Seller). The primary purpose of the acquisition is to invest in the research and development of engineering design activities for industrial processes and production to expand future sales.

The following schedule summarizes the recognition of Goodwill at the acquisition date:

Value of the Ordinary Shares	$135
Accumulated Retained Earnings as of December 31, 2021	($437,009)
Pre-acquisition profit (Current year loss up to the date of acquisition)	($61,179)
Goodwill acquired	$498,05

Note 11- Subsequent Events

The Company has evaluated subsequent events for the period from December 31, 2022, the date of these financial statements, through January 04, 2024, the date these financial statements were available to be issued pursuant to the requirements of ASC Topic 855.

In January 2023, the Company closed on a Regulation CF crowdfunding campaign and raised $191,423 through the issuance of Crowd SAFEs to 559 investors.

In March 2023 Silicon Valley Bank (SVB) was shut down in March 2023 by the California Department of Financial Protection and Innovation. Based in Santa Clara, California, the bank was shut down after its investments greatly decreased in value and its depositors withdrew large amounts of money, among other factors. Later in March, First Citizens Bank bought up all deposits and loans of the failed bank.

On March 30, 2023, the certificate of incorporation of Hydro Wind Energy Inc was amended to increase the authorized share capital to 12,949,796 shares of capital stock with a par value of $0.00001 per share.

On December 02, 2019, the wholly-owned subsidiary, Hydro wind Energy Ltd (UK), entered into an convertible equity agreement with Techstars Corporate partners for a consideration of $20,000 as an advance token. The Company, as of immediately prior to the earliest to occur of (i) a Qualified Financing, (ii) a Liquidity Event, or (iii) a Dissolution Event, agreed to automatically issue to Purchaser such number of Ordinary Shares that is on such date equal to 6% of the Fully Diluted Share Capital immediately upon the issue of such Ordinary Shares. On October 28, 2023 all rights and obligations under this agreement has been transferred to parent entity. On March 31, 2023, the rights to purchase of shares have been exercised by Techstars and 773, 297 shares have been issued.

The convertible note issued to Techstars of a principal value of $ 100,000 was issued in Great Britain by Hydro Wind Energy Ltd (UK). These notes are unsecured and carry interest @ 5% per annum. On April 01, 2023, these convertible notes been converted into 443,051 shares of Common Stock of the Company.

The convertible note was issued to a non-corporate holder of a principal value of $ 100,000 in Great Britain by Hydro Wind Energy Ltd. These notes are unsecured and carry interest @ 5% per annum. On April 01, 2023, these notes have been converted into 130,575 shares of Common Stock of the Company.

In April 2023, the Company raised $577,889 through the issuance of 61,508 shares of Common Stock to investors.

EXHIBIT B

Form of Security

Hydro Wind Energy, Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
HYDRO WIND ENERGY, INC.
355 Bryant Street, Office 403
San Francisco, CA 94107

Ladies and Gentlemen:

The undersigned understands that Hydro Wind Energy, Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to a Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 418,179 shares of its Class B Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $11.5966 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $49,990.54 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,999,999.03 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come, first-serve basis. The Company is offering the Shares to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding

portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). In addition, the Company will pay the Portal a securities commission equivalent to two percent (2.0%) of the total number of Shares sold in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/hydro-wind-energy-3 (the "**Deal Page**").

1. Subscription. Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

2. Closing.

    (a)   Closing. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

    (b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

        (i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

        (ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

        (iii)   the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Investor Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares or otherwise on account of the success of the Company.

(c)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

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(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

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11.   Tokenization and Fractionalization; Legend.

(a)   The Company has the right, but not the obligation, to issue digital tokens ("**Tokens**") on a blockchain network to serve as a digital representation of the Shares. The Tokens, if issued, will embody the rights, preferences, privileges, and restrictions (including transfer restrictions), and will be subject to the same terms and conditions, of the Shares. Dividends, if any, may be paid or issued directly to the designated digital wallet address of the holder of the Token. The Company shall provide the holders of the Tokens with adequate notice and instructions regarding any dividend payment or issuance process, including any actions required on their part to receive such dividends. By accepting the Tokens, the Subscriber acknowledges and agrees that the Tokens are subject to the terms of this Agreement and the Form C and the additional terms set forth in the documentation accompanying the Token issuance. The Subscriber further agrees to comply with such terms and any instructions provided by the Company to manage and transfer the Tokens. The terms and conditions related to the Tokens may be amended, modified or waived by the Company in its sole discretion to reflect changes in law, regulation, or technology, provided that no such amendment, modification or waiver will materially alter the economic terms of the Shares without the consent of the Subscriber. Any disputes arising in relation to the Tokens will be resolved in accordance with the dispute resolution provisions set forth herein. All Shares issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion.

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24.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of_____.

COMPANY:

HYDRO WIND ENERGY, INC.

By:_____

Name: Lee King

Title: Chief Executive Officer
Address: 355 Bryant Street, Office 403
           San Francisco, CA 94107

 SUBSCRIBER:

_____

By:_____

Name:_____

Title:_____

EXHIBIT C

Video Transcript

tactiq.io free youtube transcript
OceanHydro Omni
https://www.youtube.com/watch/H4gJnumhEFo

00:00:00.240 even now man may be unwittingly changing
00:00:03.720 the world's climate through the waste
00:00:05.460 products of his civilization
00:00:07.319 it is Mankind and his activities which
00:00:10.980 are changing the environment of our
00:00:12.599 planet in my opinion that the greenhouse
00:00:14.759 effect has been detected and it is
00:00:16.740 changing our climate today there is no
00:00:18.600 greater threat toward one minute into
00:00:20.220 our future to see that the climate
00:00:21.840 crisis is why is my environmental crisis
00:00:24.240 is it not only a reality it's a center
00:00:27.060 of reality I found the last decade was
00:00:29.580 the warmest Humanity faces many threats
00:00:32.579 but none is greater than climate change
00:00:35.520 climate change
00:00:38.719 ninety percent of the world's energy is
00:00:41.520 sourced from fossil fuels
00:00:43.860 many of the environmental problems the
00:00:45.960 world faces today including climate
00:00:48.420 change carbon emissions air pollution
00:00:50.940 acid rain droughts and ocean
00:00:53.700 acidification are all direct results of
00:00:57.300 our dependence on fossil fuels
00:00:59.120 [Music]
00:01:00.539 we need to transition to Renewables to
00:01:03.359 meet our current and Future Energy
00:01:04.860 demand
00:01:06.479 the challenge with Renewables is that
00:01:08.700 they are either intermittent variable or
00:01:11.640 both
00:01:13.500 we have developed an Innovative hybrid
00:01:15.840 Energy System to absorb both the
00:01:18.240 intermittency and variability of wind
00:01:20.400 power ocean Omni is an extremely
00:01:23.580 disruptive technology that harnesses the
00:01:26.159 immense and consistent power in offshore
00:01:28.140 wind using vertical axis wind rotors
00:01:30.900 combined with a gravity-based energy
00:01:33.119 storage system to provide clean
00:01:35.520 electrical energy and grid scale energy
00:01:38.040 storage harnessing the power of offshore

00:01:40.920 wind in deep Waters to solve two of the
00:01:43.740 biggest challenges of the 21st century
00:01:46.100 low-cost clean electrical energy and
00:01:49.079 energy storage
00:01:51.240 ultimately we're talking about a
00:01:53.399 technology that has the potential to
00:01:55.860 alter the entire dynamics of the energy
00:01:57.960 markets in terms of electrification
00:02:00.240 lowering the cost of energy grid scale
00:02:02.939 energy storage on-demand power in fact
00:02:05.939 it's a game changer that out competes
00:02:08.580 fossil fuel-based power generation in
00:02:10.919 almost every aspect this technology is
00:02:14.459 about system integration and not about
00:02:16.560 Reinventing the wheel what we are doing
00:02:19.140 is simply combining existing
00:02:21.000 Technologies in a novel way to solve a
00:02:24.060 very big challenge ocean Omni opens up
00:02:26.879 the ability to exploit offshore wind
00:02:28.800 power today at significantly reduced
00:02:31.379 cost compared to Conventional wind
00:02:33.480 turbines and all other power generation
00:02:35.819 Technologies while simultaneously
00:02:38.580 providing stable and reliable power
00:02:40.860 generation to the grid
00:02:43.260 we are creating the future landscape of
00:02:45.599 Renewables
00:02:46.739 our aim is not only to lead but to
00:02:49.500 define the global transition to
00:02:51.480 Renewables
00:02:53.400 we have the solution for a better future
00:02:55.680 today
00:02:57.540 join us on our journey

this video is sponsored by VIN fast

The world wide thirst for electricity is absolutely immense. And with people like me opting to ditch natural gas in favor of heat pumps and driving electric cars, that demand is only going to increase. I talk about solar all the time, but global wind generation is about twice that of solar (according to our world in data in 2019) (link).

<For the website, embed HTML>
<iframe src="https://ourworldindata.org/grapher/global-energy-substitution?country=~OWID_WRL" loading="lazy" style="width: 100%; height: 600px; border: 0px none;"></iframe>

Studies even suggest that offshore wind energy alone could power the entire world. In fact, 80 % of the world's wind resource is offshore in deep waters. So why isn’t every country building off shore wind farms as fast as they can, and why aren’t they everywhere?

Now when you think wind turbine, you're probably picturing something like this. Massive horizontal axis wind turbines or HAWTs.

But a company called Hydro Wind Energy believes they have a novel solution to the offshore wind problem, by using these, vertical axis turbines with some very interesting properties. 80% the world's wind resource is available offshore not unsure the question is ultimately how do we harness that and turn it into a usable form of energy our approach is that we're using wind solely for mechanical lift

But before we get into that, let's talk about conventional offshore wind turbines.

If we look at offshore wind speed data 70 km off the coast of Rona in Scotland, here's what an hourly average for the entire year looks like. First of all it should be clear just how variable and intermittent the wind speeds really are.

But if we average it by season, we can get a little more clarity. Interestingly the strongest winds come in winter, which is good news, because that's when solar energy is at its lowest. And before you think that wind speeds are super constant throughout the day, remember this is an average.

This is the first major issue of offshore wind, it's unpredictable and varies throughout the day. There's no way to increase or decrease production to match what people are actually using or even know what you can expect hour by hour.

Spanish-German wind giant Siemens Gamesa is preparing to deploy 60 of its SG 14-222 DD turbines of this variety by 2024. Each of the 60 turbines will produce 14.7MW, which is a new world record. ([LINK](#)) Feature blades that are 108M long, about the size of Football or soccer field, and a rotor diameter of 222 meters, about 45 Tesla Model S's parked bumper to bumper, it's pretty mind boggling.

There are issues though, as costs increase dramatically as the blade size increases. Both in larger molds and casts to create the blades, but also the logistics of larger support towers and anchoring them safely to the sea floor using monopiles. ([LINK](#)) A Monopile is a steel cylinder piled into the sea floor by a special hydraulic ram.



And as wind turbines continue to grow in size, these monopiles too will have to get bigger to support their massive size, and resulting moments of inertia. Now while there are some floating platforms being worked on, these turbines will largely be limited to about 50 meter sea depths which will restrict where it can be installed.

The second problem with offshore wind turbines, is that they aren't really able to harness the entirety of the winds potential.

Large wind turbines like these, require around 5m/s airspeeds to start spinning, and have to shut down when wind speeds reach around 25m/s. Their ideal operating range is around 10-15m/s and thats where the gearing, generators and power electronics are sized to operate. More modern turbines like the Siemens Gamesa 14.7MW turbines, make use of a technology called High Wind Ride Through (HWRT) which help with this, but that's a topic for another day.



Being so massive, these turbines actually affect the laminar flow of air, impacting other turbines down wind in a offshore farm. I had a chance to chat with Marc Spieler at NVidia, a company doing amazing work using digital twins, AI and computer simulations, to determine optimal turbine placement.

[NVidia Link](#)

 we are leveraged a lot in the design and build simulation to determine optimal turbine placement we are leveraged a lot in the design and build not only of the wind turbines themselves but also in identifying the best place for placement once they're out in the field and then optimizing the wind weight coming off of uh of a turbine not only for individual optimization of a single turbine but in a perfect world how do we optimize the entire Wind Farm what we're seeing with the increase in compute capacity is people are now simulating much broader aspects of a wind farmed offshore and using what what we call physics and four neural networks we can actually take true physics create a simulated model what we do is we we take data points that that they are able to collect and we can recreate the the physics of the simulation using what's called pins or physics and form neural networks it really allows people to to see and visualize and simulate what's going to happen in the real world before they actually start

According to an article by the American Society of Mechanical Engineers, written by Michael Abrams, while horizontal wind turbines can be 50% efficient, turbines down wind can see their outputs decreased by about 40%. To avoid the turbulence of an 10MW upwind turbine with a rotor diameter of 150meters, a downstream turbine would need to be installed three kilometers away. And these large distances, means production density is lowered, maintainence times would be higher, not to mention all the cabling to connect them all. ([link](#))

So massive conventional turbines, operate best in a small range of wind speeds, are costly to install and require more space. But as they get bigger and bigger, the cost per MW produced continues to drop making them cost competitive in more and more regions around the world. But what about those Vertical axis turbines, or VAWTs I mentioned earlier?

Well Hydro Wind Energy has created this, the Ocean Hydro Omni, and it functions in a completely different way than other horizontal or vertical axis wind turbines.

you know they've existed but one of the big questions is why haven't they been commercialized and the reason is ultimately because if we were converting it directly to electrical energy conventional wind turbines would actually be much better to do that but if you're doing it the way we're doing it we're harnessing more of the wind resource right up to 40 meters per second which is you know very close I mean it is almost hurricanes hurricane wind

While HAWTs have efficiencies of 50%, VAWTs are only around 35-40% efficient. This is largely due to the fact that the wind hits both the collection side, as well as the other side turning back into the wind, slowing its spin. But unlike HAWTs, VAWTs generate a funnel-like wake that stretches like a contrail and the wind is less turbulent after it passes through, meaning they can be installed much closer together.

But that's not what makes Hydro Wind Energy's Omni turbines special. Unlike all other wind turbines, the Ocean Hydro Onmi doesn't produce electricity directly from the wind. No, instead it uses the wind to lift a heavy mass. Then when energy is needed, the weight can be dropped, powering a generator. This has some very interesting benefits. For one, the omni can operate in a much winder range of wind speeds. Because they don't have delicate electronics and generators attached to the turbines, they can just lift the weights faster or slower through a much wider range of wind speeds.

Also unlike traditional wind turbines, the ocean hydro omni, can respond to grid needs, either storing or release energy on demand. If the winds are high and demand is low, they can lift the weights and stand by. When demand rises, they can release the weights at a set speed and create uniform power output.

when we're lifting it we're absorbing the variability of wind power if it's connected directly to a generator that means you have fluctuating power and our approach is that during the lifting process of lifting that mass by the submerged height you're absorbing that variability of wind whether it's three meters per second 5 meters per second or six meters per second if you ask the grid they don't really like Renewables because it's it's just fluctuating power coming into the grid that's very difficult to manage imagine also that if you have two masses so as one is being dropped one is being lifted and then if you think of an array that's when it becomes more significant one would be intermittent but if you have it you know four or five these then you can actually get constant power output to the Grid it's on demand power wind and solar cannot provide on-demand power because one of the things that's missing to a future powered by Renewables is energy storage

The energy storage potential of the Ocean Hydro Omni, is a function then of the sea depth, and the weight of the mass. Mass of the weight? You know what I mean. For this reason, their first pilot plant scheduled for the second half of 2022, will be installed at a depth of 300 meters, far deeper than most traditional wind turbines.

The omni then isn't just a off shore wind energy generator, it's also a battery, and a smart grid enabled device. To see just how valuable this could be, let's compare the omni to a traditional 10MW wind turbine over the course of a day.

Using our data for Rona from earlier, and factoring average and maximum wind speeds, we can approximate true wind speeds for a day. For a traditional turbine, power output will increase with wind speeds until about 15 m/s. From 15-25 m/s the traditional turbine will change its rotor pitch angle to slow down and maintain a constant output. When wind speeds rise above 25 m/s, the turbine has to do a safety shutdown, to prevent overspeeding and damaging itself. This is what I mean by not harnessing the entirety of the wind potential. Plus the traditional turbine can't do anything about matching demand, it just produces whatever energy it can based on the wind.

In comparison the Ocean hydro Omni, can safely operate in windspeeds between 4 and 40 m/s which means this entire day, it is able to harness the wind speed to lift its weights. And it can lower them back down in a controlled way throughout the day in cycles. Now a single omni probably won't be able to produce as much power as a traditional wind turbine, but because they can be grouped closer together, and cost less per turbine, they can still provide similar power outputs over an entire wind farm. And if built with the same surface area, they'd generate at least 4x as much energy.

But where this gets really interesting is when we look at power output as a function of grid demand. Again the traditional turbine can't do much to vary its output, its just a function of wind speed. But Hydro Wind Energy's Turbines can act as an on demand device, Build enough omni's and it could be possible to meet an entire grids demands, no matter the time of day.

A lot of the ideas they've employed aren't new, vertical axis wind turbines, gravity batteries, but their unique packaging definitely has me excited.

But Hydro wind energy isn't in the clear just yet. They have so far tested their technology on shore, and are preparing for their first offshore installation later in 2022.

well accordingly where technology Readiness level six which means we've actually built um you know prototype tested components and sub-components integrated the system as well but onshore the next step for us is to actually finalize a sub-scale system and test it in a real offshore environment to move this to technology Readiness level seven uh and we're going to be deploying that in 750 meter sea depth so we'll it's not a big rotor that we're going to be using but it's it's a system that will kind of validate you know in terms of the almost a proof of concept uh of what we're working on

The data gathered there will feed back

into their engineering design and eventual final production model.

They'll need to prove the concept can withstand gale force winds out in the deep ocean, show that their systems can last 20-30 years like a conventional turbine, and come up with maintenance procedures and intervals to ensure their turbines reach full life. This data will be critical to determine its true levelized cost of electricity. If they can win on their strategy of smaller vertical turbines that can be build closer to gether in deeper waters, with energy storage, I think they have a winner on their hands.

So are we going to stop seeing bigger and bigger conventional offshore wind turbines? Not at all, in fact there is more interest in larger conventional wind turbines than ever. But the benefits of the Ocean Hydro Omni will be a new tool in our toolkit, allowing greater renewable energy generation, and greater flexibility. Their design will be a grid operators best friend, able to provide energy when needed, regardless of wind speeds.

If we're to move away from stable but dirty forms of energy production like coal and natural gas, we'll need every tool we can get. And if renewable energy's achilles heal is predictability, on demand generation like the omni can provide will be huge to not only produce energy, but lower the need for grid storage.

But what do you think? Are you as excited for vertical axis wind turbines with gravity battery storage as I am? What percent of future offshore wind projects will use this approach? Sound off in the comments below.

tactiq.io free youtube transcript
Wind Power's Greatest Challenges - And How they Could be Solved
https://www.youtube.com/watch/0RasHYFj5zs

00:00:00.240 After a long day of work, you come homeand turn on the lights, AC, or TV
00:00:04.720 As do your friends who come home atroughly the same time.
00:00:08.280 Generally speaking, the energy demandwill increase during these peak hours.
00:00:12.720 Why is this a problem?
00:00:13.800 You see, some energysources have irregular output.
00:00:16.920 We call them intermittentrenewable energy sources.
00:00:19.800 They are not dispatchable on demand dueto their fluctuating nature.
00:00:24.520 These fluctuationsmake it challenging for the grid operator
00:00:27.720 to respond to the extra demandduring peak hours.
00:00:31.760 For a long time,fossil fuels fill in the gaps,
00:00:34.760 since traditional power plantscan increase their output immediately.
00:00:38.840 But we don't have to explain whywe don't want those anymore.
00:00:42.960 So how are we supposed to sustain a stablepower grid,
00:00:46.080 working only with renewable sources?
00:00:48.600 Luckily, there are solutionsthat allow us to store energy
00:00:51.880 when there's an oversupply and releasethat back into the grid when needed.
00:00:56.280 Hydro Wind Energy is currently developinga technology that strives
00:01:00.240 to combine offshore wind with a gravitybased energy storage system.
00:01:04.360 The ocean hydroomni utilizes a vertical axis rotor.
00:01:08.480 This allows them to start working at lowwind speeds
00:01:11.400 and keep working through extremewind conditions.
00:01:14.280 How is this all possible then?
00:01:16.080 See, these floating rotorsdon't have a typical generator setup.
00:01:19.560 The way these generate energyis actually quite inventive.
00:01:23.520 Their system uses a heavy blockthat is dropped to the seabed,
00:01:27.000 which in turn drivesa generator to convert
00:01:29.720 this mechanical energyinto electrical energy.
00:01:33.120 Then the wind rotoris used to lift the block
00:01:35.200 back up to the surfaceand the cycle starts anew.
00:01:38.440 This gives the added benefitof an on demand dispatchable power.
00:01:42.240 Because of the energy storage capability,
00:01:44.400 this seems like a wonderful solutionand it promotes thinking outside the box.
00:01:48.600 We will still have our questions, though.
00:01:50.440 For example, is this really applicableon grid skill level
00:01:54.240 and how does this concept dealwith maintenance
00:01:56.840 and what is the ecological impact?
00:01:59.240 Let us know in the commentswhat your thoughts are on this problem
00:02:01.680 and how to solve it.